FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

JUL 21 A 10:02

[redacted]

08003903

SUPPL

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

July 10, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital Hires Key Personnel to Help Expedite Cobalt Project Engineering Procurement and Construction". It was officially released on July 10, 2008.

PROCESSED
JUL 23 2008
THOMSON REUTERS

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

7/21

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Formation Capital Hires Key Personnel to Help Expedite Cobalt Project Engineering Procurement and Construction

Vancouver, B.C., July 10, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiaries, Formation Capital Corporation, U.S. and Essential Metals Corporation®, operators of the Idaho Cobalt Project (the "ICP") and Sunshine Precious Metals Refinery respectively, have retained key personnel to assist in the expedition of engineering procurement and construction of the ICP located outside of the town of Salmon in east-central Idaho, and the hydrometallurgical cobalt processing complex (the "Complex") located near Kellogg in northern Idaho.

In the Company's news release dated May 22, 2008, the appointment of Mr. Preston F. Rufe, P.E., as Environmental Manager for the Company's ICP was announced. Subsequently, the operations team has been further strengthened with the appointment of two professional individuals from the Salmon area, Mr. Jason Smith, CPA, and Mr. Bob Wilkins, BBA, who are filling the positions of Controller and Purchasing Agent respectively. "We're very pleased to be able to hire two highly qualified Salmon residents, each of whom is active in our community", commented Bill Scales, President of Formation Capital Corporation, U.S.

Mr. Smith, a Certified Public Accountant, holds a Bachelor of Science in Accounting from Brigham Young University. He has 15 years of experience in public accounting and auditing. For the last 5 years he has been the Controller for a manufacturing company where he was responsible for accounting and reporting to the shareholders. As part of the mine's operations management team he will be responsible for the establishment and maintenance of the mine development budget and timelines, the development and implementation of a cost control system, the implementation of a new Enterprise Resource Planning System and the day-to-day accounting and accounts payable processing. On an ongoing basis, Mr. Smith will be responsible for all operational accounting and reporting requirements. Mr. Smith will be part of the ICP General Manager's team as well as report directly to the CFO.

Mr. Wilkins, holds an Associate of Arts in Accounting from the College of Southern Idaho and has a Bachelor of Business Administration degree in Business Management from Boise State University. He has 14 years of management and purchasing experience including 6 years materials handling with a structural steel fabricator. Mr. Wilkins will be responsible for all purchasing, shipping / receiving, materials handling and warehouse / inventory duties and will report directly to the ICP General Manager.

"We're all very excited about the recent issuance of the Record of Decision for the project and are anxious to commence construction of the ICP", stated Guy Jeske, P.E., General Manager of the ICP. "In light of the fact that previously ordered ICP mine equipment has started to arrive in town, the addition of Jason and Bob to assist in the related accounting and administrative processes will greatly help facilitate that goal" he concluded.

At the Complex, Mr. Tom Valentine has been hired as Plant Metallurgist. Mr. Valentine holds a Master of Science from Montana Tech in metallurgical engineering through the Mine and Mineral Waste Emphasis Program. He has 17 years of experience in metallurgy and hazardous materials and was the Hazardous Materials Manager at Montana Tech. He has worked as a metallurgist and tankhouse supervisor at Phelps Dodge Morenci and at Lisbon Valley Mining Co. "We're very happy to welcome Tom to our team.", commented Mr. Mike Irish, V.P. Metallurgy for Formation, "He will no doubt prove to be an invaluable asset to the project". He continued, "his addition will allow us to concentrate on the optimization of the cobalt processing circuits to maximize recoveries and ensure the production of consistent quality, high purity cobalt metal suitable for critical applications in the super alloy sector."

(cont)

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

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